As filed with the Securities and Exchange Commission on September [•], 2024

Registration No. 333-268469

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 14
TO

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BKV CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**1311**	**85-0886382**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1200 17th Street, Suite 2100
Denver, Colorado 80202
(720) 375-9680

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Christopher P. Kalnin
Chief Executive Officer
BKV Corporation
1200 17th Street, Suite 2100
Denver, Colorado 80202
(720) 375-9680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Samantha H. Crispin **M. Preston Bernhisel** **Adorys Velazquez** **Baker Botts L.L.P.** **2001 Ross Avenue, Suite 900** **Dallas, Texas 75201** **(214) 953-6500**	**Michael Chambers** **Monica E. White** **Latham & Watkins LLP** **811 Main Street, Suite 3700** **Houston, Texas 77002** **(713) 546-5400**

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED   , 2024

PRELIMINARY PROSPECTUS


<u>15,000,000</u> Shares



BKV Corporation

Common Stock

———————


This is the initial public offering of common stock of BKV Corporation, a Delaware corporation. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $<u>19.00</u> and $<u>21.00</u> per share. We have applied to list our common stock on the New York Stock Exchange ("NYSE") under the symbol "BKV."

We have granted the underwriters a 30-day option to purchase up to <u>2,250,000</u> additional shares from us at the initial public offering price, less the underwriting discounts and commissions.

We are an "emerging growth company" as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. See "*Prospectus Summary—Implications of Being an Emerging Growth Company.*"

Upon completion of this offering, affiliates of Banpu Public Company Limited will beneficially own approximately <u>75.9</u>% of the voting power of the outstanding shares of our common stock. As a result, we will be a "controlled company" within the meaning of the NYSE rules. See "*Management—Controlled Company.*"

Investing in our common stock involves risks, including those described under "*Risk Factors*" beginning on page 41 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to BKV Corporation
Per Share	$	$	$
Total	$	$	$

(1) The underwriters will also be reimbursed for certain expenses incurred in this offering. See "*Underwriting (Conflicts of Interest)*" for additional information regarding underwriting compensation.

Neither the Securities and Exchange Commission nor any securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock on or about   , 2024.


Joint Book-Running Managers


Citigroup	**Barclays**

Evercore ISI	**Jefferies**	**Mizuho**


Senior Co-Managers


KeyBanc Capital Markets	**Susquehanna Financial Group, LLLP**	**TPH&Co.**	**Truist Securities**


Co-Managers


Citizens JMP	**SMBC Nikko**


The date of this prospectus is   , 2024.


our Scope 1 and/or Scope 3 emissions. We believe Carbon Sequestered Gas could potentially provide a decarbonized, certified and qualified fuel and retired credits bundle that is a differentiated and premium product.

In March 2024, BKV entered into a contract with Kiewit Infrastructure South Co., a subsidiary of Kiewit Corporation ("Kiewit"), for the sale and purchase of up to 100 MMBtu/d of our Carbon Sequestered Gas. The carbon credits included in our Carbon Sequestered Gas will be generated by our CCUS projects and will be third-party verified. Subject to completion of our certification process with the American Carbon Registry (see "— *Carbon Capture, Utilization and Sequestration*" below), we expect to begin delivery of Carbon Sequestered Gas by the end of 2024.

Natural Gas Midstream

Through our ownership in midstream systems, we are engaged in the gathering, processing and transportation of natural gas (which we refer to as our natural gas midstream business) that supports our upstream assets and third-party producers in the Barnett and NEPA. Our midstream assets improve our overall corporate returns by enhancing our margins and lowering our break-even operating costs while allowing us to manage the timing, development and optimization of production of our upstream assets. In the Barnett, during the six months ended June 30, 2024, approximately 193 MMcf/d of our gross production (approximately 22% of our total gross Barnett production) was gathered and processed by our owned Barnett midstream system, which includes approximately 778 miles of gathering pipeline, 65 midstream compressors and one amine processing unit. Additionally, our owned Barnett midstream system has over 200 MMcf/d in unutilized pipeline and processing capacity, providing room to increase throughput (from our own production and for third-party volumes) while maintaining optimal operating pressure with limited additional capital investment required. We also believe we have ample dedicated capacity on third party midstream systems for our expected production and future development. We own and operate approximately 16 miles of natural gas gathering pipelines, 14 miles of freshwater distribution pipelines and six gas compression units in NEPA. As part of our sale of BKV Chaffee, we sold our minority non-operated ownership interest in a Repsol Oil & Gas operated midstream system in NEPA on June 14, 2024.

Power Generation

We have a 50% ownership interest in the BKV-BPP Power Joint Venture, which owns the Temple Plants, modern combined cycle gas and steam turbine power plants located in the Electric Reliability Council of Texas ("ERCOT") North Zone in Temple, Texas. The remaining 50% interest is owned by BPPUS, a wholly owned subsidiary of Banpu Power and an affiliate of our sponsor, Banpu. Temple I and Temple II have annual average power generation capacities of 752 MW and 747 MW, respectively, and each power plant delivers power to customers on the ERCOT power network in Texas. Temple I and Temple II have baseload design heat rates of approximately 6,904 Btu/kWh and 6,950 Btu/kWh, respectively, which are below the ERCOT Combined Cycle Gas Turbines ("CCGT") average. The modern technology utilized at the Temple Plants enables them to respond to rapidly changing market signals in real time, ensuring the highest operational readiness during the time when electricity consumption peaks (in winter and summer), making the power plants well-suited to serve the various needs of the ERCOT market. We continue to explore potential additional acquisitions to expand our power generation business. We expect our power generation assets will be synergistic with our base upstream business and we leverage our existing organization to provide marketing, engineering, finance, accounting and other administrative services to the BKV-BPP Power Joint Venture for an annual fee plus expenses.

In addition, after receiving the necessary approvals from the Public Utility Commission of Texas (the "PUCT") and ERCOT, the BKV-BPP Power Joint Venture recently launched a retail marketing business to sell electricity to commercial, industrial, and residential retail customers in Texas through its wholly owned subsidiary, BKV-BPP Retail, LLC ("BKV-BPP Retail"), under the brand name BKV Energy. Since its official launch in February 2023, BKV Energy has built a portfolio of over 57,000 customers and is licensed to serve throughout the deregulated portions of Texas.

Carbon Capture, Utilization and Sequestration

Through our CCUS business, we aim to reduce man-made GHG emissions to the atmosphere by capturing CO_2 emitted in connection with natural gas activities, whether from our own operations or third-party operations, as well as from other energy and industrial sources. Our process involves capturing CO_2

subsidiaries provide a first-priority security interest in their oil and gas properties (such that those properties subject to the security interest represent at least 90% of PV-9 (as defined in the RBL Credit Agreement) of their borrowing base properties) and substantially all of the personal property assets, subject to customary exceptions, of BKV Corporation, the RBL Borrower, and its restricted subsidiaries that are guarantors thereunder. The RBL Credit Agreement is scheduled to mature on June 12, 2028. The RBL Credit Agreement includes usual and customary covenants for facilities of its type and size. The covenants cover matters such as mandatory reserve reports, the responsible operation and maintenance of properties, certifications of compliance and required disclosures to the lenders. It also places limitations on the incurrence by the RBL Borrower and its restricted subsidiaries of additional indebtedness and liens, declaring or making restricted payments (including dividends and distributions), making investments, designating unrestricted subsidiaries, operating outside the United States, entering into mergers, sales of assets outside the ordinary course of business, transactions with affiliates and limitations on the amount of commodity and interest rate hedges that can be put in place. Such limitations do not apply to BKV Corporation or, unless and until such time such entities become restricted subsidiaries pursuant to the RBL Credit Agreement, BKV dCarbon Ventures, LLC and BKV-BPP Power LLC. The RBL Credit Agreement also contains financial maintenance covenants requiring the RBL Borrower to maintain a net leverage ratio of no greater than 3.25 to 1.00 and a current ratio of at least 1.00 to 1.00. Amounts outstanding under the RBL Credit Agreement bear interest based upon SOFR or ABR (each as defined in the RBL Credit Agreement), as applicable, plus an additional margin which is based on the percentage of the borrowing base being utilized, ranging from 2.75% to 3.75% for SOFR loans and 1.75% to 2.75% for ABR loans. There is also a commitment fee of 0.50% on the undrawn commitments. Obligations under the RBL Credit Agreement may be prepaid without premium or penalty, other than customary breakage costs. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Loan Agreements and Credit Facilities*" for additional information regarding the RBL Credit Agreement and the covenants contained therein.

Corporate Values, Management Team and Sponsor

The following corporate values underpin our corporate culture and decision-making: Deliver on Promises, Have Grit, Embrace Change, Show Courage, Solve Problems, Do Good and Be One BKV.

Our management team is led by our Chief Executive Officer and founder, Christopher P. Kalnin, who has approximately 23 years of experience in exploration and production ("E&P") (PTT Exploration & Production), management consulting (McKinsey & Company) and finance (Credit Suisse First Boston). Eric Jacobsen serves as our Chief Operating Officer with over 29 years of energy operational experience, including 11 years of experience in shale, 16 years of experience at BP and its predecessors and six years of experience at Noble Energy, Inc. John Jimenez serves as our Chief Financial Officer with over 31 years of international energy experience working with BP and Reliance Industries Limited.

BNAC, our majority stockholder, is an indirect, wholly owned subsidiary of Banpu, our ultimate parent company. Banpu is a multi-billion U.S. dollar market cap energy company publicly traded in Thailand. With four decades of experience in business operations covering 10 countries across the Pacific Rim region and the United States, Banpu is an international versatile energy provider committed to its Greener & Smarter strategy, which prioritizes environmentally sustainable businesses and leverages smart technologies and innovations. Upon completion of this offering, Banpu will beneficially own approximately 75.9% of our common stock (or approximately 74.0% if the underwriters exercise in full their option to purchase additional shares of our common stock). Banpu has informed us that although it may reduce a portion of its ownership position over time, it intends to remain a long-term stockholder and supporter of BKV. If, after this initial public offering, any person or group (other than Banpu and its controlled affiliates, excluding portfolio companies and operating companies) acquires 35% or more of our equity interests, or if any person or group acquires a greater percentage of our equity interests than are then held by Banpu and its controlled affiliates (excluding portfolio companies and operating companies of Banpu), such event will be an event of default under the RBL Credit Agreement. See "*Risk Factors — Risks Related to Our Relationship with Banpu and its Affiliates.*"

Our Structure

The chart below displays a summary of our ownership structure after giving effect to this offering.



_____

(1) Consists of management, directors and other employee and non-employee stockholders.

The information in the chart above does not include 5,000,000 additional shares of our common stock reserved for awards pursuant to the 2024 Equity and Incentive Compensation Plan (the "2024 Plan"), or

500,000 shares of our common stock available for purchase by employees pursuant to the BKV Corporation Employee Stock Purchase Plan (the "ESPP").

Implications of Being an Emerging Growth Company

We qualify as an "emerging growth company" as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the "Securities Act"), including as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). As a result, for so long as we qualify as an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies. These exemptions include:

- being permitted to present only two years of audited financial statements and only two years of related "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" in this prospectus;

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act");

- reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus;

- not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board ("PCAOB") requiring a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

- exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the Securities and Exchange Commission (the "SEC"). As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, but we have irrevocably elected not to avail ourselves of this exemption. Rather, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act. Such fifth anniversary will occur in 2029. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our gross revenues for any fiscal year equal or exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

Controlled Company

We have applied to list our common stock on the NYSE under the symbol "BKV." Upon completion of this offering, BNAC will hold approximately 75.9% of our total outstanding shares of common stock (or approximately 74.0% if the underwriters exercise in full their option to purchase additional shares), comprising more than 50% of the voting power of our outstanding common stock. As a result, we will be a "controlled company" within the meaning of the corporate governance rules of the NYSE. As a "controlled company," we will be eligible to rely on exemptions from the obligation to comply with certain NYSE corporate governance requirements, including the requirements that:

- a majority of our board of directors consist of independent directors;

The Offering

Issuer . . . . BKV Corporation, a Delaware corporation

Securities offered . . . . Common stock, par value $0.01 per share ("common stock")

Common stock offered by us . . . . . . 15,000,000 shares (or 17,250,000 shares if the underwriters exercise in full their option to purchase additional shares)

Underwriters' option to purchase additional shares . . . . The underwriters have an option for a period of 30 days to purchase up to an additional 2,250,000 shares of our common stock.

Common stock outstanding immediately after this offering . . . . 84,125,557 shares (or 86,375,557 shares if the underwriters exercise in full their option to purchase additional shares)

Use of proceeds . . . . We estimate that the net proceeds to us from the sale of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $277.8 million (or approximately $320.1 million if the underwriters exercise in full their option to purchase additional shares), based on an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

Of the net proceeds we receive from the sale of our common stock in this offering, we intend to use approximately $230.0 million to repay certain indebtedness, which may include some or all of the $50.0 million in aggregate principal amount outstanding under the BNAC A&R Loan Agreement and the outstanding revolving borrowings under the RBL Credit Agreement, for growth capital expenditures and for other general corporate purposes, which may include the expansion of our CCUS business. See "*Use of Proceeds.*"

Conflicts of Interest. . . . . Because affiliates of Citigroup Global Markets Inc., Barclays Capital Inc., KeyBanc Capital Markets Inc., Mizuho Securities USA LLC, Truist Securities, Inc., Citizens JMP Securities, LLC and SMBC Nikko Securities America, Inc. are lenders under our RBL Credit Agreement and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the RBL Credit Agreement, Citigroup Global Markets Inc., Barclays Capital Inc., KeyBanc Capital Markets Inc., Mizuho Securities USA LLC, Truist Securities, Inc., Citizens JMP Securities, LLC and SMBC Nikko Securities America, Inc., each an underwriter in this offering, are deemed to have a "conflict of interest" under Rule 5121 ("Rule 5121") of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Accordingly, this offering will be conducted in compliance with the requirements of Rule 5121, which requires, among other things, that a "qualified independent underwriter" participate in the preparation of, and exercise the usual standards of "due diligence" with respect to, the registration statement and this prospectus. Jefferies LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the

	Securities Act, specifically including those inherent in Section 11 thereof. Jefferies LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Jefferies LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. See "*Use of Proceeds*" and "*Underwriting (Conflicts of Interest)*" for additional information.
Dividend policy	We currently do not pay a fixed cash dividend to holders of our common stock, and certain of our debt agreements place certain restrictions on our ability to pay cash dividends to holders of our common stock. Our dividend policy is under consideration by our board of directors. Any future determination related to our dividend policy will be made at the sole discretion of our board of directors. See "*Dividend Policy.*"
Voting rights	Each share of common stock will entitle the holder to one vote per share. Generally, matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast at a meeting by holders of all shares of common stock present in person or represented by proxy.
	In addition, pursuant to the stockholders' agreement to be entered into upon the completion of this offering between BNAC and us (our "Stockholders' Agreement"), for so long as BNAC and Banpu beneficially own 10% or more of our voting stock, BNAC will be entitled to designate for nomination to our board of directors a number of individuals approximately proportionate to such beneficial ownership, provided that (i) from the completion of this offering until the first anniversary of the completion of this offering, at least three board seats will not be BNAC designees, (ii) from and after the first anniversary of the completion of this offering until the first date on which BNAC and Banpu beneficially own 50% or less of our voting stock, at least four board seats will not be BNAC designees, and (iii) from and after the first date on which BNAC and Banpu beneficially own 50% or less of our voting stock, a number of board seats equal to the minimum number of directors that would constitute a majority of the total number of directors comprising our board of directors will not be BNAC designees. See "*Management*," "*Principal Stockholders*," "*Description of Capital Stock*" and "*Certain Relationships and Related Party Transactions*" for additional information.
Risk factors	You should read the section of this prospectus titled "*Risk Factors*" and other information included in this prospectus for a discussion of factors to carefully consider before deciding to invest in shares of our common stock.
Controlled company	We will be a "controlled company" within the meaning of the corporate governance rules of the NYSE. Upon completion of this offering, BNAC will hold 75.9% of our common stock (or approximately 74.0% if the underwriters exercise in full their option to purchase additional shares), comprising more than 50% of the voting power of our outstanding common stock. See "*Management — Controlled Company.*"

Listing and stock exchange symbol . .	We have applied to list our common stock on the NYSE under the symbol "BKV."
Reserved Share Program	At our request, Citigroup Global Markets Inc., a participating underwriter, has reserved for sale, at the initial public offering price, up to 5% of the shares of common stock being offered by this prospectus for sale to some of our directors, executive officers, employees, business associates and related persons at the public offering price. If these persons purchase reserved shares, it will reduce the number of shares of common stock available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any participants purchasing such reserved common stock will be prohibited from selling such stock for a period equal to (i) 180 days after the date of this prospectus, in the case of our directors and executive officers, or (ii) 60 days after the date of this prospectus, in the case of our employees, business associates and related persons. See "*Principal Stockholders*" for more information.

The number of shares of common stock that will be outstanding immediately after the completion of this offering is based on 15,000,000 shares of our common stock to be issued pursuant to this offering (assuming the underwriters do not exercise their option to purchase additional shares) and 381,345 shares of our common stock that may be issued upon vesting of outstanding TRSUs that will vest upon consummation of this offering, and excludes 5,000,000 additional shares of our common stock reserved for awards pursuant to the 2024 Plan and 500,000 shares of our common stock available for purchase by employees pursuant to the ESPP, which will become effective upon the completion of this offering.

Unless otherwise indicated, the information in this prospectus:

- assumes the execution of our Stockholders' Agreement, as further described under "*Certain Relationships and Related Party Transactions*";

- reflects the October 2023 one-for-two reverse stock split;

- assumes the amendment and restatement of our existing certificate of incorporation and the amendment and restatement of our existing bylaws in connection with the consummation of the offering;

- assumes an initial public offering price of $20.00 per share of common stock (the midpoint of the price range set forth on the cover page of this prospectus);

- assumes that the underwriters do not exercise their option to purchase additional shares of common stock; and

- excludes shares of common stock that directors and executive officers may purchase through the reserved share program.

Risk Factors Summary

Investing in our common stock involves risks, including those highlighted in the section titled "*Risk Factors*" immediately following this prospectus summary, of which you should be aware before making a decision to invest in our common stock. These risks may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our common stock and a loss of all or part of your investment. These risks include, among others, the following:

Our hedging activities do not provide downside protection for all of our production and could result in financial losses or could reduce our net income. Further, our derivative contracts contain certain restrictions and covenants.

From time to time, we enter into derivatives contracts in connection with our natural gas and NGLs, including, for instance, swaps, producer collars and enhanced three-way collars. These derivative arrangements are subject to mark-to-market accounting treatment, and the changes in fair market value of our derivative contracts are reported in our statement of operations and comprehensive loss each quarter, which may result in significant non-cash gains or losses. Accordingly, our earnings may fluctuate significantly as a result of changes in fair value of our derivative instruments.

These derivative arrangements are designed to reduce our exposure to commodity price decreases. Therefore, to the extent our production is not hedged, we are exposed to declines in commodity prices. In addition, our derivative arrangements may be inadequate to protect us from continuing and prolonged declines in commodity prices. Further, while designed to reduce our exposure to commodity price decreases, these derivatives arrangements may also limit the potential gains we might otherwise receive from increases in commodity prices if such prices rise over the price established by our derivative contracts. For example, for the six months ended June 30, 2024 and 2023, we had realized gains of $67.9 million and $70.7 million, respectively, of which $13.3 million of the $67.9 million, and $39.1 million of the $70.7 million of gains related to early termination of hedges. For the year ended December 31, 2023, we had realized gains of $90.2 million, of which $46.7 million related to early terminations of hedges. These gains are attributable to decreases in underlying commodity prices and volatility in energy markets. However, for the years ended December 31, 2022 and 2021, we incurred realized losses on derivatives of $688.5 million and $268.7 million, respectively, $158.4 million and $30.9 million of which related to early termination of hedges, respectively. For the six months ended June 30, 2024 and 2023, we incurred unrealized losses on derivatives of $79.1 million and unrealized gains on derivatives of $46.2 million, respectively. For the years ended December 31, 2023, 2022 and 2021, we incurred unrealized gains on derivatives of $148.6 million and $58.8 million, and unrealized losses on derivatives of $115.2 million, respectively. In trying to manage our exposure to commodity price risk, we may end up with too many or too few derivative contracts, depending upon where commodity prices settle relative to our derivative price thresholds and how our natural gas and NGL volumes fluctuate relative to our expectations when the derivatives were established.

As of June 30, 2024, we have hedged 297,500 MMBtu/d for the remainder of 2024 and 206,250 MMBtu/d and 93,750 MMBtu/d for 2025 and 2026, respectively, and sold 100,000 MMBtu/d of call options with a strike price of $5.00/MMBtu for 2026 and 2027. In addition, as of June 30, 2024, we have hedged 21,350 Bbl/d for the remainder of 2024 and 10,275 Bbl/d, and 750 Bbl/d of NGLs for 2025 and 2026, respectively. Our results of operations, liquidity and financial condition would be negatively impacted if prices of natural gas and NGLs were to become depressed or decline materially from current levels, or there is otherwise an unexpected material impact on commodity prices, and we have experienced variances in our results of operations and financial condition due to our hedging transactions.

Our hedging activities do not provide downside protection for all of our production. In addition, our ability to use hedging transactions to protect us from future commodity price declines will be dependent upon commodity prices at the time we enter into future hedging transactions and our future levels of hedging and, as a result, our future net cash flows may be more sensitive to commodity price changes. Further, if commodity prices decline materially, we will not be able to replace our hedges or enter into new hedges at favorable prices.

Further, our derivative contracts contain certain restrictions and covenants customary for such types of instruments. For example, an ISDA Master Agreement for certain of our derivative contracts (the "Master Agreement") previously contained a covenant that restricted us from creating, issuing, incurring or assuming additional indebtedness in excess of $75.0 million. In June 2022, in connection with the completion of the Exxon Barnett Acquisition, we borrowed $570.0 million of term loans under the Term Loan Credit Agreement. In connection with exceeding the $75.0 million indebtedness threshold, on August 4, 2022, we executed an amendment to the Master Agreement pursuant to which we were required to novate or terminate, at our election, at least $100.0 million in derivative contracts by October 4, 2022. On September 9, 2022, we terminated derivative contracts of $100.2 million with the counterparty to satisfy this requirement. In connection with such termination, we made cash payments to the counterparty in an aggregate amount of financial performance. For example, our plan to retire carbon credits against our Scope 1 and Scope 3 emissions instead of transferring such credits with our produced natural gas may impact certain customers' willingness or ability to use Carbon Sequestered Gas to meet their own emissions goals, and thus adversely impact demand for such product. Additionally, disputes or ambiguities regarding the methodologies used to certify and register carbon credits associated with CCUS projects could delay or prevent our efforts to certify and register the environmental attributes associated with our CCUS projects as tradeable carbon credits, including the development of a blockchain ledger and tokens to facilitate the transfer of environmental attributes, which may negatively impact our net zero strategy, including by delaying or preventing our achievement of net zero. Such failure may also otherwise impact our operations to the extent such certification or similar condition is required, such as with our contract with Kiewit. In some instances, relevant information or timing for our emissions reduction and other ESG efforts is dependent on third parties, who may not act in a manner or timeline that aligns with our expectations or desires. Similarly, even if we successfully achieve any or all of our net zero goals, as described herein, we may not see a benefit from such efforts to the extent other stakeholders disagree with, among other things, the structure of such goal or the methodology, accounting or data sources associated therewith.

Additionally, various regulators have adopted, or are considering adopting, regulations on environmental marketing claims, including but not limited to the use of climate-related language such as "net zero" in product marketing. These requirements may use different criteria or methodologies than we currently use in assessing our net zero strategy or products, such as our intentions to develop Carbon Sequestered Gas. Any new regulations adopted, or existing regulations subject to new interpretations, may require us to change our internal assessment criteria, restrict our use of certain marketing claims or our ability to benefit from initiatives we have undertaken or otherwise adversely impact our operations.

Increasing attention to global climate change has resulted in increased investor attention and an increased risk of public and private litigation, which could increase our costs or otherwise adversely affect our business. A number of parties have sought to bring suit against the largest oil and gas companies in state or federal court, alleging, among other things, that such companies created public nuisances by producing, handling or marketing fuels that contributed to global warming effects, such as rising sea levels, and therefore are responsible for roadway and infrastructure damages, or alleging that the companies have been aware of the adverse effects of climate change for some time but failed to adequately disclose those impacts. The ultimate outcome and impact to us of any such litigation cannot be predicted with certainty, and we could incur substantial legal costs associated with defending these and similar lawsuits in the future.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with energy-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other industries, which could have a negative impact on our access to and costs of capital. Stockholder activism has also recently been increasing in our industry, and stockholders may attempt to effect changes to our business or governance, whether by stockholder proposals, public campaigns, proxy solicitations or otherwise. Any of these risks could result in unexpected costs, negative sentiments about us, disruptions in our operations, increases to our operating expenses and reduced demand for our products, which in turn could have an adverse effect on our business, financial condition and results of operations.

There are also increasing financial risks for fossil fuel producers as stockholders currently invested in fossil-fuel energy companies may elect in the future to shift some or all of their investments into other sectors. Institutional lenders who provide financing to fossil-fuel energy companies also have become more attentive to sustainable lending practices and some of them may elect not to provide funding for fossil fuel energy companies, which could result in the restriction, delay or cancellation of drilling programs or development or production activities and affect our access to capital for potential growth projects. For example, at COP26, the Glasgow Financial Alliance for Net Zero ("GFANZ") announced that commitments from over 450 firms across 45 countries had resulted in over $130 trillion in capital committed to net zero goals. The various sub-alliances of GFANZ generally require participants to set short-term, sector-specific targets to transition their financing, investing, and/or underwriting activities to net zero emissions by 2050. There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding states in which we operate or own assets may impose new or increased taxes or fees on natural gas, NGL and oil extraction. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal income tax laws or the imposition of new or increased taxes or fees on natural gas, NGL and oil extraction could adversely affect our operations and cash flows.

Our tax liabilities potentially are subject to periodic audits by U.S. federal, state and local taxing authorities. Although we believe we have used reasonable interpretations and assumptions in calculating our tax liabilities, the final determination of these tax audits and any related proceedings cannot be predicted with certainty. Any adverse outcome of any such tax audits or related proceedings could result in unforeseen tax-related liabilities that may, individually or in the aggregate, materially affect our cash tax liabilities, and, as a result, our business, financial condition, results of operations, and liquidity.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection.

The regulatory environment surrounding data privacy and protection is constantly evolving and can be subject to significant change. New laws and regulations governing data privacy and the unauthorized disclosure of personal or confidential information pose increasingly complex compliance challenges and could potentially elevate our costs. Any failure to comply with these laws and regulations could result in significant penalties and legal liability. We continue to monitor and assess the impact of these laws, which in addition to penalties and legal liability, could impose significant costs for investigations and compliance, require us to change our business practices and carry significant potential liability for our business should we fail to comply with any such applicable laws.

Risks Related to Our Relationship with Banpu and its Affiliates

Banpu is our controlling stockholder and exercises substantial influence over us, and your ability to influence matters requiring stockholder approval may be limited.

Upon completion of this offering, Banpu will indirectly own approximately 75.9% of our outstanding common stock (or approximately 74.0% if the underwriters exercise in full their option to purchase additional shares). Our outstanding common stock is entitled to one vote per share. As a result of its ownership of our common stock, Banpu will indirectly own approximately 75.9% of the combined voting power of our common stock immediately after completion of this offering (or approximately 74.0% if the underwriters exercise in full their option to purchase additional shares). As a result of this ownership, Banpu has a substantial influence on our affairs and its voting power will constitute a substantial percentage of any quorum of our stockholders voting on any matter requiring the approval of our stockholders. Such matters include the election of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of mergers or the sale of all or substantially all of our assets. Banpu's control or significant influence over us also may delay, defer or prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of Banpu, even if such events are in the best interests of our other stockholders.

In addition, pursuant to our Stockholders' Agreement, for so long as BNAC and Banpu beneficially own 10% or more of our voting stock, BNAC will be entitled to designate for nomination to our board of directors a number of individuals approximately proportionate to such beneficial ownership, provided that (i) from the completion of this offering until the first anniversary of the completion of this offering, at least three board seats will not be BNAC designees, (ii) from and after the first anniversary of the completion of this offering until the first date on which BNAC and Banpu beneficially own 50% or less of our voting stock, at least four board seats will not be BNAC designees, and (iii) from and after the first date on which BNAC and Banpu beneficially own 50% or less of our voting stock, a number of board seats equal to the minimum number of directors that would constitute a majority of the total number of directors comprising our board of directors will not be BNAC designees. See "*Management — Controlled Company*," "*Principal Stockholders*" and "*Certain Relationships and Related Party Transactions — Stockholders' Agreement*."

Further, if, after this initial public offering, any person or group (other than Banpu and its controlled affiliates, excluding portfolio companies and operating companies) acquires 35% or more of our equity interests, or if any person or group acquires a greater percentage of our equity interests than are then held by Banpu and its controlled affiliates (excluding portfolio companies and operating companies of Banpu),

If Banpu experiences a change in control, you may not realize any change-of-control premium on shares of our common stock and we may become subject to the control of a presently unknown third party. Further, Banpu may sell, or pledge as collateral for its existing or future indebtedness, the shares of our common stock that it owns.

After this offering, Banpu will own approximately 75.9% of our outstanding common stock (or approximately 74.0% if the underwriters exercise in full their option to purchase additional shares). Subject to the provisions of the lock-up agreement entered into in connection with this offering, Banpu will not be restricted from selling some or all of its shares of our common stock in a privately negotiated transaction or otherwise, and a sale of its shares, if sufficient in size, could result in a change of control of our Company. Further, Banpu will not be restricted from pledging as collateral for its indebtedness the shares of our common stock held by it.

The ability of Banpu to sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock held by our other stockholders, could prevent you from realizing any change-of-control premium on your shares of our common stock that may otherwise accrue to Banpu on its sale of our common stock. In addition, if Banpu were to pledge as collateral for its indebtedness the shares of our common stock held by it, and Banpu were to default under such indebtedness, the lenders thereunder could foreclose upon and sell such shares to satisfy Banpu's obligations under such indebtedness.

Further, any acquiror or successor of all or a substantial number of Banpu's shares of our common stock will be entitled to exercise Banpu's voting control with respect to us. Such third party may have interests that conflict with those of our other stockholders. Any acquiror or successor to which Banpu transfers a controlling interest in us may attempt to cause us to revise or change our plans and strategies, as well as the agreements between Banpu and us described in this prospectus.

Risks Related to the Offering and Our Common Stock

Our actual operating results and activities could differ materially from the guidance we have disclosed herein.

We have presented herein certain forecasted operating results, costs and activities, including, without limitation, our future expected drilling activity and production. Any such forward-looking guidance represents our management's estimates as of the date hereof, is based upon a number of assumptions that are inherently uncertain and is subject to numerous business, political, economic, competitive, financial and regulatory risks, including the risks described in this "*Risk Factors*" section and under "*Cautionary Statement Regarding Forward-Looking Statements.*" Many of these risks and uncertainties are beyond our control, such as declines in commodity prices and the speculative nature of estimating natural gas and NGL reserves and in projecting future rates of production. If any of these risks and uncertainties actually occur or the assumptions underlying our guidance are incorrect, our actual operating results, costs and activities may be materially and adversely different from our guidance. In addition, investors should also recognize that the reliability of any guidance diminishes the farther in the future that the data is forecast. In light of the foregoing, investors are urged to put our guidance in context and not to place undue reliance upon it.

We do not currently plan to, and may not in the future have sufficient available cash to, pay dividends on our common stock.

We do not currently plan to declare dividends on our shares of common stock, and any future determination to pay dividends will be made at the sole discretion of our board of directors after considering our general economic and business conditions, including, among other things, our financial condition and anticipated cash needs. Furthermore, under Delaware law, cash dividends on capital stock may only be paid from "surplus" or, if there is no "surplus," from the corporation's net profits for the then-current or the preceding fiscal year. Unless we operate profitably, our ability to pay dividends on our common stock would require the availability of adequate "surplus," which is defined as the excess, if any, of net assets (total assets less total liabilities) over capital. Events may occur, including a reduction in anticipated production volumes or realized prices or other events, which could materially impact the amount of surplus we may have and/or may result in insufficient available cash to enable us to pay dividends to our stockholders.

- actions by our stockholders;

- general market conditions, including, among other things, fluctuations in commodity prices;

- domestic and international political, economic, legal and regulatory factors unrelated to our performance; and

- the realization of any risks described in this "*Risk Factors*" section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

Our governing documents, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock. The existence of significant stockholders, such as Banpu, may have similar effects.

Some provisions of our governing documents could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

- providing for a classified board of directors;

- limitations on the removal of directors;

- limitations on the ability of our stockholders to call special meetings;

- establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;

- the requirement that the affirmative vote of the holders of at least $66\frac{2}{3}\%$ in voting power of all the then-outstanding shares of our stock be obtained to amend and restate our existing bylaws or to remove directors;

- the requirement that the affirmative vote of the holders of at least $66\frac{2}{3}\%$ in voting power of all the then-outstanding shares of our stock (or, if approved by at least 60% of our board of directors, a majority in voting power of all the then-outstanding shares of our stock) be obtained to amend our certificate of incorporation; and

- providing that the board of directors is expressly authorized to make, repeal, alter, amend and rescind our bylaws.

In addition, the existence of significant stockholders, such as Banpu, may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of the Company. Moreover, Banpu's concentration of stock ownership in us may adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a significant stockholder.

Investors in this offering will experience immediate dilution in the net tangible book value per share.

Our net tangible book value as of June 30, 2024 was approximately $1.37 billion, or $20.66 per share. After giving effect to the sale of the shares in this offering and assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our net tangible book value as of June 30, 2024 would have been approximately $1.65 billion, or $20.26 per share, based on an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and the number of shares outstanding as of June 30, 2024. However, this does not take into account the issuance of 2,390,667 shares of our common stock underlying RSUs that settled in August 2024. If such 2,390,667 shares had been issued on or before June 30, 2024, our net tangible book value per share as of June 30, 2024 after giving effect to the sale of shares in this offering and assuming the receipt of estimated net proceeds, would have been $19.68 per share. Furthermore, the foregoing also excludes the impact of 381,345 shares of our common stock that may be issued upon vesting of outstanding TRSUs that will vest upon consummation of this offering. "*Dilution*" contains additional information.

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may issue additional shares of common stock or convertible securities in subsequent public offerings. After the completion of this offering, assuming the underwriters' option to purchase additional shares is fully exercised, we will have 86,375,557 outstanding shares of common stock. This number includes 15,000,000 shares of common stock that we are selling in this offering and 2,250,000 shares of common stock that we may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Immediately following the completion of this offering, Banpu will own 63,877,614 shares of common stock, representing approximately 75.9% of our total outstanding common stock (or 74.0% if the underwriters' option to purchase additional shares is exercised in full) and management, directors and other employee and non-employee stockholders, collectively, will own 20,247,943 shares of common stock, representing approximately 24.1% of our total outstanding common stock (or 26.0% if the underwriters' option to purchase additional shares is exercised in full). All such shares are restricted from immediate resale under the federal securities laws and all such shares are subject to the lock-up agreements between such parties and the underwriters described in "*Underwriting (Conflicts of Interest)*" but may be sold into the market in the future.

Our Stockholders' Agreement will provide BNAC and its affiliates with the right, in certain circumstances, to require us to register their shares of our common stock constituting registrable securities under the Securities Act for sale into the public markets at any time following the date that is six months after the consummation of this offering. "*Shares Eligible for Future Sale*" and "*Certain Relationships and Related Party Transactions — Registration Rights*" contain additional information regarding such rights.

In addition, in connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 5,500,000 shares of our common stock issuable or reserved for issuance under our equity incentive plans. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition or shares owned by Banpu and such other stockholders), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

Our common stock will not be entitled to preemptive rights to buy shares from us. As a result, stockholders will not have the automatic ability to avoid dilution in their percentage ownership of us.

Terms of subsequent financings may adversely impact stockholder equity.

If we raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms more favorable than the current prices of our common stock. If we issue debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and could negatively impact our operating results.

In accordance with Delaware law and the provisions of our certificate of incorporation, we may issue one or more classes or series of preferred stock that ranks senior in right of dividends, liquidation or voting to our common stock. Preferred stock may have such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine, and the issuance of preferred stock would dilute the ownership of our existing stockholders. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $277.8 million (or approximately $320.1 million if the underwriters exercise in full their option to purchase additional shares), based on an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

Each $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $14.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by $18.8 million, assuming that the assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Of the net proceeds we receive from the sale of our common stock in this offering, we intend to use approximately $230.0 million to repay certain indebtedness, which may include some or all of the $50.0 million in aggregate principal amount outstanding under the BNAC A&R Loan Agreement and the outstanding revolving borrowings under the RBL Credit Agreement, for growth capital expenditures and for other general corporate purposes, which may include the expansion of our CCUS business.

On June 11, 2024, the RBL Borrower drew down $425.0 million under the RBL Credit Agreement and we used such proceeds and cash on hand to pay off the amounts outstanding under the Term Loan Credit Agreement, the Revolving Credit Agreement and the SCB Credit Facility, which were each were terminated concurrently with the repayment of the remaining amounts owed thereunder. Subsequently, on June 27, 2024, we repaid $65.0 million, including interest, of the outstanding borrowings under the RBL Credit Agreement. As of September 9, 2024, there were $390.0 million of outstanding borrowings under the RBL Credit Agreement with an effective interest rate of 8.7%, and there were $50.0 million of outstanding borrowings under the BNAC A&R Loan Agreement with an effective interest rate of 10.4%. The BNAC A&R Loan Agreement and RBL Credit Agreement will mature on December 31, 2027 and June 12, 2028, respectively.

Amounts outstanding under the RBL Credit Agreement bear interest based upon SOFR or ABR (each as defined in the RBL Credit Agreement), as applicable, plus an additional margin which is based on the percentage of the borrowing base being utilized, ranging from 2.75% to 3.75% for SOFR loans and 1.75% to 2.75% for ABR loans. There is also a commitment fee of 0.50% on the undrawn commitments. Obligations under the RBL Credit Agreement may be prepaid without premium or penalty, other than customary breakage costs. For additional information, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Loan Agreements and Credit Facilities — RBL Credit Agreement*."

Affiliates of certain of the underwriters are lenders under our RBL Credit Agreement and will receive net proceeds of this offering due to the repayment of borrowings under our RBL Credit Agreement. See "*Underwriting (Conflicts of Interest)*."

CAPITALIZATION

The following table shows our capitalization as of June 30, 2024:

- on an actual basis; and

- on an as adjusted basis, after giving effect to the sale of 15,000,000 shares of our common stock in this offering (which assumes that the underwriters do not exercise their option to purchase additional shares), at an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), our receipt of the estimated net proceeds of this offering and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of such net proceeds as described under "*Use of Proceeds.*"

The as adjusted information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined when the initial public offering price is determined. You should read the following table together with "*Prospectus Summary — Summary Historical Financial Information,*" "*Management's Discussion and Analysis of Financial Condition and Results of Operations,*" "*Prospectus Summary — Summary Reserves, Production and Operating Data,*" and our historical consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of June 30, 2024	
(in thousands, except shares and par value)	Actual	As Adjusted
	(unaudited)	
Cash and cash equivalents	$ 9,197	$ 56,997
Debt:		
Notes payable to related party[1]	$ 50,000	$ —
RBL Credit Agreement	360,000	180,000
Total debt[2]	$ 410,000	$ 180,000
Mezzanine equity[3]:		
Common stock – minority ownership puttable shares	$ 60,476	$ —
Equity-based compensation	129,412	—
Total mezzanine equity	$ 189,888	$ —
Stockholders' equity[4]:		
Common stock, par value $0.01 per share; 300,000,000 authorized shares; 63,872,734 shares issued and outstanding, actual; and 84,125,557 shares issued and outstanding, as adjusted[5]	$ 1,283	$ 1,482
Treasury stock, shares at cost; 213,528 shares	(4,582)	(4,582)
Additional paid-in capital	1,033,355	1,500,844
Retained earnings	169,086	169,086
Total stockholders' equity	$1,199,142	$1,666,830
Total capitalization	$1,799,030	$1,846,830

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(1) Represents term loans under the BNAC A&R Loan Agreement. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Loan Agreements and Credit Facilities.*"

(2) As of September 9, 2024, we had outstanding debt of $440.0 million, which consisted of (i) $390.0 million in aggregate principal amount of revolving borrowings under the RBL Credit Agreement and (ii) $50.0 million in aggregate principal amount under the BNAC A&R Loan Agreement.

(3) Holders of certain minority ownership shares of our common stock, shares of our common stock issued as stock compensation and shares of common stock purchased through our employee stock purchase program have the right, at their respective option, to require the Company to repurchase the

shares upon the occurrence of certain events. As a result, the fair value of these common shares is recognized within mezzanine equity in our condensed consolidated balance sheets.

(4)   The number of shares of our common stock issued and outstanding on an actual basis has been adjusted to give effect to the one-for-two reverse stock split the Company completed on October 30, 2023. See "*Prospectus Summary — Reverse Stock Split*."

(5)   The number of shares of our common stock issued and outstanding on an as adjusted basis assumes that the underwriters will not exercise their option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, as adjusted cash and cash equivalents, additional paid-in capital, total stockholders' equity, total capitalization as of June 30, 2024 would have been $99.3 million, $1.5 billion, $1.7 billion and $1.9 billion, respectively, and the number of shares of common stock outstanding would have been 86,375,557, which includes 381,345 shares of our common stock issuable upon vesting of outstanding TRSUs that would have vested upon consummation of this offering.

The number of shares of our common stock set forth in the table above excludes an aggregate of 5,000,000 additional shares of our common stock reserved for awards pursuant to the 2024 Plan and 500,000 shares of our common stock available for purchase by employees pursuant to the ESPP.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. We calculate net tangible book value per share by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock.

Our net tangible book value as of June 30, 2024 was approximately $1.37 billion, or $20.66 per share. After giving effect to the sale of the shares in this offering and assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our net tangible book value as of June 30, 2024 would have been $1.65 billion, or $20.26 per share, based on an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and the number of shares outstanding as of June 30, 2024. However, this does not take into account the issuance of 2,390,667 shares of our common stock underlying RSUs that settled in August 2024. If such 2,390,667 shares had been issued on or before June 30, 2024, our net tangible book value per share as of June 30, 2024, after giving effect to the sale of shares in this offering and assuming the receipt of estimated net proceeds, would have been $19.68 per share.

The following table illustrates the calculation of as adjusted net tangible book value per share for new investors purchasing shares of common stock in this offering:

Assumed initial public offering price per share		$20.00
Net tangible book value per share as of June 30, 2024[(1)]	$20.66	
Decrease in net tangible book value per share attributable to new investors in this offering	(0.40)	
Less: As adjusted net tangible book value per share of common stock after giving effect to this offering		20.26
Accretion in as adjusted net tangible book value per share to new investors from this offering[(1)]		$ 0.26

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(1) Does not take into account 2,390,667 shares of common stock underlying RSUs that had vested but remained unsettled as of June 30, 2024. The issuance of such shares would result in an immediate dilution (*i.e.*, the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering) to new investors purchasing shares of common stock in this offering of $0.32 per share. Also excludes the impact of 381,345 shares of our common stock that may be issued upon vesting of outstanding TRSUs that will vest upon consummation of this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), would increase (decrease) the as adjusted net tangible book value per share after this offering by $0.17 per share and increase (decrease) the dilution in net tangible book value per share to new investors in this offering by $(0.17) per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and less estimated underwriting discounts and commissions and estimated offering expenses payable by us (and if the underwriters exercise in full their option to purchase additional shares, the as adjusted net tangible book value per share would be $20.22 per share, and the accretion in net tangible book value per share to new investors in this offering would be $0.22 per share). However, this calculation does not take into account the issuance of 2,390,667 shares of our common stock underlying RSUs that settled in August 2024 or the impact of 381,345 shares of our common stock that may be issued upon vesting of outstanding TRSUs that will vest upon consummation of this offering.

The following table summarizes, as of June 30, 2024, the differences between the number of shares issued as a result of this offering, the total amount paid by existing shareholders and the average price per share to be paid by investors in this offering, based upon an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

	SHARES		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT	
			(in thousands)		
Existing investors					
Existing common stock stockholders	63,872,734	78.5%	$1,199,142	72%	$18.77
Existing mezzanine equity stockholders[1] . . .	2,480,811	3.1%	$ 189,888	11%	$76.54
Total existing stockholders	66,353,545	81.6%	$1,389,030	83%	$20.93
New investors[2]	15,000,000	18.4%	$ 277,800	17%	$18.52
Total	81,353,545	100.0%	$1,666,830	100%	$20.49

(1) Holders of certain minority ownership shares of our common stock have the right, at their option, to require us to repurchase the shares upon the occurrence of certain events. As a result, the fair value of these common shares is recognized within mezzanine equity in our condensed consolidated balance sheets.

(2) Total consideration is after deducting underwriting discounts and commissions and estimated offering expenses.

The above tables are based on the number of shares of our common stock outstanding as of June 30, 2024 together with the 15,000,000 shares of common stock to be sold in connection with this offering. If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 17,250,000, or approximately 19.97% of the total number of shares of common stock.

Furthermore, the above tables do not take into account the issuance of 2,390,667 shares of our common stock underlying RSUs that settled in August 2024 which result in immediate dilution to investors purchasing in this offering. The above tables also exclude 381,345 shares of our common stock that may be issued upon vesting of outstanding TRSUs that will vest upon consummation of this offering, and an aggregate 5,000,000 of additional shares of our common stock reserved for awards pursuant to the 2024 Plan and 500,000 additional shares reserved to be available for purchase by employees pursuant to the ESPP.

Net cash provided by operating activities was $349.2 million for the year ended December 31, 2022, compared to $358.1 million for the year ended December 31, 2021. Net cash provided by operating activities decreased in 2022 primarily due to our net income position in 2022 versus our net loss in 2021, offset by cash paid for contingent consideration, current year gain on bargain purchase, changes in the fair value of derivatives and an increase in cash utilized for working capital.

Operating cash flow fluctuations are substantially driven by realized commodity prices, production volumes and operating expenses. Prices for natural gas and NGLs have historically been volatile, primarily as a result of supply and demand, pipeline infrastructure constraints, basis differentials, inventory storage levels and seasonal influences. We are unable to predict future commodity prices and therefore cannot provide assurance about future levels of cash provided by operating activities.

Cash flows provided by (used in) investing activities. Net cash provided by investing activities was $101.6 million for the six months ended June 30, 2024, compared to net cash used in investing activities of $128.6 million for the six months ended June 30, 2023. Contributing to the cash inflow during the six months ended June 30, 2024 were the proceeds from the sale of BKV Chaffee and BKV Chelsea of $106.7 million and $25.0 million, respectively. The change was also due to the decrease of $91.6 million of expenditures in development and acquisition of natural gas properties for the six months ended June 30, 2024 compared to the six months ended June 30, 2023, and a loan advanced to BKV-BPP Power Joint Venture of $8.0 million during the six months ended June 30, 2023.

Net cash used in investing activities decreased from $865.6 million for the year ended December 31, 2022 to $177.8 million for the year ended December 31, 2023. The primary driver of the decrease was the $619.4 million used in connection with the Exxon Barnett Acquisition, which closed on June 30, 2022. Expenditures in development of natural gas properties also decreased by $101.0 million, which was offset by an increase of $50.0 million used in connection with the development of CCUS projects during the year ended December 31, 2023 compared to the year ended December 31, 2022.

Net cash used in investing activities increased from $161.9 million for the year ended December 31, 2021 to $865.6 million for the year ended December 31, 2022. Driving this increase was $619.4 million from our acquisition of certain operated and non-operated interests in proved reserves and certain midstream support assets in the Exxon Barnett Acquisition. Approximately $235.4 million of our cash outflows for the year ended December 31, 2022 was from our expenditures in development of natural gas properties. The remainder of the cash outflow was attributable to other investing activities.

Contributing to the $161.9 million cash outflow in 2021 was our initial investment in BKV-BPP Power. In November 2021, we contributed $88.4 million to BKV-BPP Power to fund the purchase of an operational power plant in Texas. The remaining activity in 2021 included $63.9 million attributable to development activities and $7.6 million for developed property and undeveloped acreage acquisition. Development activities have and are anticipated to continue to be funded through cash flows from operations.

The following table presents our upstream capital expenditures (excluding leasehold costs and acquisitions) on an accrual basis for the six months ended June 30, 2024 and 2023, as well as the years ended December 31, 2023, 2022, and 2021 and reconciles to cash flows used in development of natural gas properties in the condensed consolidated statements of cash flows.

	Six Months Ended June 30,		Year Ended December 31,		
	2024	2023	2023	2022	2021
			(in thousands)		
Total use of cash and cash equivalents for development of natural gas properties	$(21,509)	$(113,090)	$(134,428)	$(235,406)	$(63,932)
(Increase) decrease in accrued development of natural gas properties	(4,019)	21,568	26,884	(17,773)	(13,702)
Upstream capital expenditures (accrued) . .	$(25,528)	$ (91,522)	$(107,544)	$(253,179)	$(77,634)

Cash flows provided by (used in) financing activities. Net cash used in financing activities increased from $83.0 million for the six months ended June 30, 2023 to $267.3 million for the six months ended June

We believe Carbon Sequestered Gas could potentially provide a decarbonized, certified and qualified fuel and retired credits bundle that is a differentiated and premium product.

In March 2024, BKV entered into a contract with Kiewit Infrastructure South Co., a subsidiary of Kiewit, for the sale and purchase of up to 100 MMBtu/d of our Carbon Sequestered Gas. The carbon credits included in our Carbon Sequestered Gas will be generated by our CCUS projects and will be third-party verified. Subject to completion of our certification process with the American Carbon Registry (see "— *Carbon Capture, Utilization and Sequestration*" below), we expect to begin delivery of Carbon Sequestered Gas by the end of 2024.

Natural Gas Midstream

Through our ownership in midstream systems, we are engaged in the gathering, processing and transportation of natural gas (which we refer to as our natural gas midstream business) that supports our upstream assets and third-party producers in the Barnett and NEPA. Our midstream assets improve our overall corporate returns by enhancing our margins and lowering our break-even operating costs while allowing us to manage the timing, development and optimization of production of our upstream assets. In the Barnett, during the six months ended June 30, 2024, approximately 193 MMcf/d of our gross production (approximately 22% of our total gross Barnett production) was gathered and processed by our owned Barnett midstream system, which includes approximately 778 miles of gathering pipeline, 65 midstream compressors and one amine processing unit. Additionally, our owned Barnett midstream system has over 200 MMcf/d in unutilized pipeline and processing capacity, providing room to increase throughput (from our own production and for third-party volumes) while maintaining optimal operating pressure with limited additional capital investment required. We also believe we have ample dedicated capacity on third party midstream systems for our expected production and future development. We own and operate approximately 16 miles of natural gas gathering pipelines, 14 miles of freshwater distribution pipelines and six gas compression units in NEPA. As part of our sale of BKV Chaffee, we sold our minority non-operated ownership interest in a Repsol Oil & Gas operated midstream system in NEPA on June 14, 2024.

Power Generation

We have a 50% ownership interest in the BKV-BPP Power Joint Venture, which owns the Temple Plants, modern combined cycle gas and steam turbine power plants located in the ERCOT North Zone in Temple, Texas. The remaining 50% interest is owned by BPPUS, a wholly owned subsidiary of Banpu Power and an affiliate of our sponsor, Banpu. Temple I and Temple II have annual average power generation capacities of 752 MW and 747 MW, respectively, and each power plant delivers power to customers on the ERCOT power network in Texas. Temple I and Temple II have baseload design heat rates of approximately 6,904 Btu/kWh and 6,950 Btu/kWh, respectively, which are below the ERCOT CCGT average. The modern technology utilized at the Temple Plants enables them to respond to rapidly changing market signals in real time, ensuring the highest operational readiness during the time when electricity consumption peaks (in winter and summer), making the power plants well-suited to serve the various needs of the ERCOT market. We continue to explore potential additional acquisitions to expand our power generation business. We expect our power generation assets will be synergistic with our base upstream business and we leverage our existing organization to provide marketing, engineering, finance, accounting and other administrative services to the BKV-BPP Power Joint Venture for an annual fee plus expenses.

In addition, after receiving the necessary approvals from the PUCT and ERCOT, the BKV-BPP Power Joint Venture recently launched a retail marketing business to sell electricity to commercial, industrial, and residential retail customers in Texas through its wholly owned subsidiary, BKV-BPP Retail, under the brand name BKV Energy. Since its official launch in February 2023, BKV Energy has built a portfolio of over 57,000 customers and is licensed to serve throughout the deregulated portions of Texas.

Carbon Capture, Utilization and Sequestration

Through our CCUS business, we aim to reduce man-made GHG emissions to the atmosphere by capturing CO_2 emitted in connection with natural gas activities, whether from our own operations or third-party operations, as well as from other energy and industrial sources. Our process involves capturing CO_2 before it is released into the atmosphere and then compressing the captured CO_2 and transporting it via the initial injection of CO_2 waste at the Barnett Zero Project in November 2023, and intend to use this project as a prototype for modular NGP projects that can be repeated and quickly scaled.

In June 2022, we closed the acquisition (the "Exxon Barnett Acquisition") of natural gas upstream and associated midstream infrastructure in the Barnett from XTO Energy, Inc. and Barnett Gathering LLC, subsidiaries of Exxon Mobil Corporation, for a total purchase price of $750.0 million, plus additional contingent consideration of up to $50.0 million depending on future natural gas prices. Pursuant to the Exxon Barnett Acquisition, we acquired approximately 165,000 total net acres in the State of Texas that are approximately 99% held by production and located primarily in Tarrant, Johnson and Parker counties, with additional smaller positions in Jack, Wise, Denton, Erath, Hood and Ellis counties (our "2022 Barnett Assets"). These upstream assets include low decline wells, ideal for delivering consistent cash flow, and high average working interests of approximately 94% in over 2,100 operated wells. The Exxon Barnett Acquisition also included the addition of 129 employees and approximately 778 miles of gathering pipelines, compression and processing midstream infrastructure.

Pursuant to a development agreement with Verde CO2, an independent carbon capture and sequestration developer and operator, certain CCUS projects throughout the United States were identified and evaluated. We terminated the development agreement in November 2023 and, in accordance with the agreement's terms, Verde CO2 assigned to BKVerde the pore space leaseholds and other assets associated with two potential near-term industrial CCUS projects under evaluation by BKV as of such date. Verde CO2 has the option to purchase up to a 5% minority economic interest in two of these potential industrial projects and, to the extent it exercises such option, would be entitled to a pro rata share of the Section 45Q tax credits associated with the CCUS projects in which it invests. Since August 2022, we paid $26.0 million to Verde CO2 under the development agreement. We believe such investment will expand our CCUS and GHG emissions reduction efforts as we seek to decarbonize industrial point sources of various sizes through carbon capture and permanent sequestration. We expect to fund BKVerde through our cash flows from operations but may also obtain funding from external sources.

In October 2022, BKV dCarbon Ventures reached internal FID to develop our second CCUS project to dispose of, and geologically sequester, CO_2 generated as a byproduct of the production of our natural gas in the Barnett and will utilize our BKV Midstream assets to do so.

We expect that production of Carbon Sequestered Gas will be achieved by bundling RSG with carbon credits sufficient to offset the estimated emissions associated with the production, gathering and boosting of such RSG, as well as the estimated emissions from its transmission, distribution (if applicable) and ultimate combustion, with the quantified emissions and the requisite volume of CCUS offsets being third-party certified. The carbon credits included in our Carbon Sequestered Gas will be generated by our CCUS projects, as described in "— Overview — Our Operations — Path to Net Zero Emissions," and retired against our Scope 1 and/or Scope 3 emissions.

In January 2023, we purchased additional interest in acquired wells as part of the Exxon Barnett Acquisition for $5.4 million and identified 13 potential locations for drilling on existing pads and leases.

In July 2023, BKV-BPP Power acquired CXA Temple 2, LLC, the owner of 100% of the interests in Temple II, a combined cycle gas turbine and steam turbine power plant located on the same site as Temple I in the ERCOT North Zone in Temple, Texas.

The Corporatization Event

Prior to May 1, 2020, BKV O&G held 100% of the outstanding equity interests in BKV Chaffee, BKV Chelsea, BKV Operating and BKV Barnett (the "BKV O&G Group"). During this period, Banpu held approximately 97% of BKV O&G's limited partner interests, and Kalnin Capital Partners, L.P. (the "General Partner") held BKV O&G's general partner interest.

On May 1, 2020, Banpu and the General Partner incorporated BKV Corporation and restructured BKV O&G through a contribution by Banpu, the other limited partners and the General Partner of all of the partnership interests in BKV O&G to BKV Corporation in exchange for common stock of BKV Corporation. In addition, Kalnin Ventures, which previously managed BKV O&G, was contributed to BKV Corporation in exchange for BKV Corporation common stock. As a result of these transactions, as of

May 1, 2020, the BKV O&G Group and Kalnin Ventures became wholly owned subsidiaries of BKV Corporation. We refer to this series of transactions collectively as the "Corporatization Event."

Our Relationship with Banpu

BNAC, our majority stockholder, is an indirect, wholly owned subsidiary of Banpu, our ultimate parent company. Immediately prior to this offering, Banpu owned approximately 92.9% of our common stock and will own approximately 75.9% at the completion of this offering (or approximately 74.0% if the underwriters exercise in full their option to purchase additional shares of our common stock). Banpu has informed us that although it may reduce a portion of its ownership position over time, it intends to remain a long-term stockholder and supporter of BKV. If, after this initial public offering, any person or group (other than Banpu and its controlled affiliates, excluding portfolio companies and operating companies) acquires 35% or more of our equity interests, or if any person or group acquires a greater percentage of our equity interests than are then held by Banpu and its controlled affiliates (excluding portfolio companies and operating companies of Banpu), such event will be an event of default under the RBL Credit Agreement. See "*Risk Factors — Risks Related to Our Relationship with Banpu and its Affiliates.*"

Banpu is a multi-billion U.S. dollar market cap energy company publicly traded in Thailand. With nearly four decades of experience in business operations covering 10 countries across the Pacific Rim region and the United States, Banpu is an international versatile energy provider committed to its Greener & Smarter strategy, which prioritizes environmentally sustainable businesses and leverages smart technologies and innovations.

Banpu also owns approximately 78.66% of Banpu Power. Banpu Power is a public company listed on the Stock Exchange of Thailand. Banpu Power is the owner of BPPUS, our partner in the BKV-BPP Power and BKV-BPP Cotton Cove joint ventures.

For additional information regarding our relationship with Banpu, see "*Certain Relationships and Related Party Transactions*" and "*Management — Conflicts of Interest.*"

Our Operations

Natural Gas Production

Our Geographic Focus

We are engaged in the acquisition, operation and development of natural gas and NGL properties located primarily in the Barnett (approximately 460,000 net acres) and NEPA (approximately 19,480 net acres) with a combined total Company net production of approximately 807.6 MMcfe/d for the six months ended June 30, 2024. In addition, we own an aggregate of approximately 4,500 net mineral fee acres located in the Barnett and NEPA. The Barnett has a diversified production stream of natural gas and NGLs located approximately 300 miles from major Gulf Coast industrial centers and LNG export markets. NEPA is composed predominantly of organically rich shale and is generally acknowledged as one of North America's largest and richest sources of natural gas.

Our upstream assets are predominantly located in the Barnett, which is where horizontal drilling was pioneered and which has the advantage of more than 15 years of technological advancements, proximity to demand hubs and a significant amount of midstream and other infrastructure in place. As of December 31, 2023, we also enjoyed an average 7.7% 10-year Barnett base production decline on a current production base of approximately 718.2 MMcfe/d. Using modern technologies, we can drill and complete more profitably and successfully with longer laterals, optimal 750 foot down hole well spacing and latest shale fracturing designs.

More than a decade of technological advancements since the discovery of the Barnett, combined with significant remaining gas and NGL resources in place, have created a highly capital efficient opportunity to re-stimulate legacy wellbores to meaningfully increase production and enhance recovery factors and reserves. We also have negotiated a midstream contract, covering 44% of our Barnett acreage, that offers incentive gathering and processing rates for new drills and restimulations, enhancing our margins and project a BA in Business and Marketing Management from Oxford Brookes University and an MA in Global Management Finance from Regent's University London. Mr. Vongkusolkit brings broad expertise in strategic management and operations, including corporate finance, investments and project management, from his time at Banpu to the board of directors. In addition, we believe that Mr. Vongkusolkit's leadership skills, technological adeptness and growth mindset from his time at Banpu NEXT Co. Ltd. make him qualified to serve on our board of directors.

Controlled Company

We have applied to list our common stock on the NYSE under the symbol "BKV." Upon completion of this offering, BNAC will hold approximately 75.9% of our total outstanding shares of common stock (or approximately 74.0% if the underwriters exercise in full their option to purchase additional shares), comprising more than 50% of the voting power of our outstanding common stock. As a result, we will be a "controlled company" within the meaning of the corporate governance rules of the NYSE. As a "controlled company," we will be eligible to rely on exemptions from the obligation to comply with certain NYSE corporate governance requirements, including the requirements that:

- a majority of our board of directors consist of independent directors;

- we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

These exemptions do not modify the independence requirements for our audit committee. As a controlled company, we will remain subject to the rules of the Sarbanes-Oxley Act and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date. We expect to have four independent directors upon the closing of this offering.

While BNAC continues to control more than 50% of the voting power of our outstanding common stock, we qualify for, and intend to rely on, these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

If we cease to be a controlled company within the meaning of the applicable rules of the NYSE, we will be required to comply with these requirements after specified transition periods.

Board of Directors

We currently have twelve directors on our board of directors.

Pursuant to our Stockholders' Agreement, for so long as BNAC and Banpu beneficially own 10% or more of our voting stock, BNAC will be entitled to designate for nomination to our board of directors a number of individuals approximately proportionate to such beneficial ownership, provided that (i) from the completion of this offering until the first anniversary of the completion of this offering, at least three board seats will not be BNAC designees, (ii) from and after the first anniversary of the completion of this offering until the first date on which BNAC and Banpu beneficially own 50% or less of our voting stock, at least four board seats will not be BNAC designees, and (iii) from and after the first date on which BNAC and Banpu beneficially own 50% or less of our voting stock, a number of board seats equal to the minimum number of directors that would constitute a majority of the total number of directors comprising our board of directors will not be BNAC designees. The BNAC designees are Messrs. Kalnin, Davis, C. Vongkusolkit, Dayananda, Mekavichai, Sirisaengtaksin and S. Vongkusolkit and Ms. Chaimongkol.

Our board of directors will be divided into three classes of directors, with each class to be as equal in number as possible, and with the directors serving staggered three-year terms. The term of office of the Class I directors, consisting of Messrs. Kalnin, C. Vongkusolkit and Sirisaengtaksin and Ms. Chaimongkol,

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock immediately following the completion of this offering by (i) each NEO and director of the Company, (ii) all executive officers and directors of the Company as a group and (iii) each person known to the Company to own beneficially more than 5% of any class of our voting securities. Except as otherwise indicated, (a) the persons or entities identified in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and (b) the current directors and executive officers have not pledged any of such shares as security. All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors or executive officers, as the case may be.

The following information has been presented in accordance with the SEC's rules and is not necessarily indicative of beneficial ownership for any other purpose. Under the SEC's rules, beneficial ownership of a class of capital stock as of any date includes any shares of that class as to which a person, directly or indirectly, has or shares voting power or investment power as of that date and also any shares as to which a person has the right to acquire sole or shared voting or investment power as of or within 60 days after that date through the exercise of any stock option, warrant or other right (including any conversion or redemption right).

We have based our calculation of the percentage of beneficial ownership prior to this offering on 68,744,212 shares of our common stock outstanding. We have based our calculation of the percentage of beneficial ownership after this offering on 84,125,557 shares of our common stock outstanding immediately following the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional shares.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o BKV Corporation, 1200 17th Street, Suite 2100, Denver, Colorado 80202.

The table does not reflect any shares of common stock that directors and executive officers may purchase through the reserved share program.

Name of Beneficial Owner	Beneficial Ownership Before the Offering		Total Voting Power Before the Offering	Beneficial Ownership After the Offering		Total Voting Power After the Offering
	Common Stock			Common Stock		
	Shares	%	%	Shares	%	%
Named Executive Officers and Directors:						
Christopher P. Kalnin[1]	2,234,058[2]	3.2%	3.2%	2,307,386	2.8%	2.8%
John T. Jimenez	211,442[3]	*	*	228,823	*	*
Eric S. Jacobsen	255,533[4]	*	*	297,158	*	*
Barry S. Turcotte	—	—%	—%	—	—%	—%
Somruedee Chaimongkol	—	—%	—%	—	—%	—%
Joseph R. Davis	23,000	*	*	23,000	*	*
Akaraphong Dayananda	—	—%	—%	—	—%	—%
Kirana Limpaphayom	—	—%	—%	—	—%	—%
Carla S. Mashinski	—	—%	—%	—	—%	—%
Thiti Mekavichai	18,500	*	*	18,500	*	*
Charles C. Miller III	87,500	*	*	87,500	*	*
Sunit S. Patel	—	—%	—%	—	—%	—%
Anon Sirisaengtaksin	—	—%	—%	—	—%	—%
Chanin Vongkusolkit	—	—%	—%	—	—%	—%
Sinon Vongkusolkit	—	—%	—%	—	—%	—%
All executive officers and directors as a group (17 persons)	3,277,408	4.8%	4.8%	3,459,469	4.1%	4.1%
5% Stockholders:						
Banpu North America Corporation[4]	63,877,614	92.9%	92.9%	63,877,614	75.9%	75.9%

———————————————

* Less than 1%.

(1) Mr. Kalnin's beneficial ownership includes 875,754 shares of our common stock held by Mr. Kalnin's spouse.

(2) Mr. Kalnin will receive 73,328 shares of our common stock underlying outstanding TRSUs that will vest upon consummation of this offering.

(3) Mr. Jimenez will receive 17,381 shares of our common stock underlying outstanding TRSUs that will vest upon consummation of this offering.

(4) Mr. Jacobsen will receive 41,625 shares of our common stock underlying outstanding TRSUs that will vest upon consummation of this offering.

(5) Approximately 92.9% of our outstanding shares of common stock are currently owned by BNAC, a Delaware corporation wholly owned by BOG Co., Ltd., a wholly owned subsidiary of Banpu, a public company listed on the Stock Exchange of Thailand and the ultimate parent company of BKV Corporation, BNAC, Banpu Power and BPPUS. The principal address of Banpu is 27th Floor, Thanapoom Tower, 1550 New Petchburi Road, Makkasan, Ratchathewi, Bangkok, Thailand.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock and of our governing documents, as each will be in effect upon the completion of this offering. For a complete description of the matters set forth in this section titled "*Description of Capital Stock*," you should refer to our governing documents, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

On October 30, 2023, we completed a one-for-two reverse stock split. As a result of the reverse stock split, every two shares of our outstanding common stock were combined into and now represent one share of common stock, and fractional shares were paid out in cash. Following the reverse stock split, our authorized capital stock consists of 300,000,000 shares of common stock, $0.01 par value per share, of which 68,744,212 shares are issued and outstanding as of the date of this prospectus, and 80,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are issued and outstanding as of the date of this prospectus.

Upon completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.01 par value per share, of which 84,125,557 shares (or 86,375,557 shares if the underwriters exercise in full their option to purchase additional shares) will be issued and outstanding, and 80,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding. In addition, 5,000,000 shares of our common stock will be reserved for issuance pursuant to the 2024 Plan and 500,000 shares of common stock will be available for purchase by employees pursuant to the ESPP. See "*Executive Compensation — BKV Corporation 2024 Equity and Incentive Compensation Plan*" and "*Executive Compensation — BKV Corporation Employee Stock Purchase Plan.*"

As of the date of this prospectus, BNAC owns approximately 92.9% of our common stock.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. Holders of our common stock do not have cumulative voting rights in the election of directors. Subject to certain nomination rights of BNAC under our Stockholders' Agreement, holders of our common stock will be entitled to elect all directors to our board of directors. See "*Certain Relationships and Related Party Transactions — Stockholders' Agreement.*"

Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. See "*Dividend Policy.*"

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. Our common stock will not be subject to further calls or assessments by us. Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to our common stock. The rights powers, preferences and privileges of our common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our certificate of incorporation authorizes our board of directors to establish one or

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time, which could make it more difficult for you to sell your shares of common stock at a time and price that you consider appropriate, and could impair our ability to raise equity capital or use our common stock as consideration for acquisitions of other businesses, investments or other corporate purposes in the future.

Sale of Restricted Securities

Immediately upon completion of this offering, there will be outstanding 84,125,557 shares of common stock (or 86,375,557 if the underwriters exercise in full their option to purchase additional shares). Of these outstanding shares, 15,000,000 shares of our common stock to be sold in this offering (or 17,250,000 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without further restriction or registration under the Securities Act. This number does not reflect any shares of common stock that directors and executive officers may purchase through the reserved share program. Any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

BNAC's shares of common stock will be deemed "restricted securities" as defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. BNAC will agree to certain lock-up restrictions with the underwriters pursuant to which it will agree, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. See "— *Lock-Up Arrangements*" below and "*Underwriting (Conflicts of Interest)*."

As a result of the lock-up agreements described below, the terms of the 2021 Plan and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- 69,125,557 shares will be eligible for sale upon the expiration of the lock-up agreements beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701.

Lock-Up Arrangements

In connection with the completion of this offering, BNAC and all of our directors and executive officers will enter into lock-up agreements with the underwriters pursuant to which they will agree not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of at least 180 days following the date of this prospectus, subject to certain exceptions. Additionally, each of the individuals who participate in the reserved share program will enter into lock-up agreements with Citigroup Global Markets Inc., a participating underwriter, pursuant to which they will agree not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock purchased in the reserved share program for a period equal to (i) 180 days after the date of this prospectus, in the case of our directors and executive officers, or (ii) 60 days after the date of this prospectus, in the case of our employees, business associates and related persons, in each case subject to certain exceptions. As a result of these contractual restrictions, shares of our common stock and the other securities subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters or Citigroup Global

Markets Inc., as applicable. The representatives of the underwriters or Citigroup Global Markets Inc., as applicable, may, in their discretion, release any of the securities subject to lock-up restrictions in whole or in part at any time. See "*Underwriting (Conflicts of Interest).*"

Shares of our common stock which were issued in satisfaction of awards granted under the 2021 Plan are subject to resale restrictions. The holder may not, without the consent of the Company or the representatives of the underwriters (for 180 days from the date of the final prospectus), (1) sell, pledge, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock. See "*Executive Compensation — BKV Corporation 2021 Long Term Incentive Plan.*"

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, once we have been subject to public company reporting requirements for at least 90 days, a person who has beneficially owned shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate of us, and who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale, will be entitled to sell, upon expiration of the lock-up agreements described above, such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. Such a non-affiliated person who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate of us, will be entitled to sell these shares without limitation.

In general, under Rule 144, our affiliates or persons selling shares on behalf of our affiliates will be entitled to sell upon expiration of the 180-day lock-up period described above, within any three-month period, a number of shares that does not exceed the greater of:

- 1% of the number of shares of our common stock then outstanding, which will equal approximately 841,256 shares immediately after this offering (or 863,756 shares if the underwriters elect to exercise in full their option to purchase additional shares); or

- the average weekly trading volume of our common stock on the NYSE during the four calendar weeks before a notice of the sale is filed on Form 144 with respect to such sale.

Sales by our affiliates or persons selling shares on behalf of our affiliates under Rule 144 also are subject to manner of sale and notice provisions and to the availability of public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Registration Statement on Form S-8

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to equity-based incentive awards which were granted under the 2021 Plan, and which are reserved for issuance under the 2024 Plan. See "*Executive Compensation — BKV Corporation 2021 Long Term Incentive Plan*" and "*Executive*

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated as of the date of this prospectus (the "Underwriting Agreement"), we have agreed to sell to the underwriters named below, for whom Citigroup Global Markets Inc. and Barclays Capital Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Citigroup Global Markets Inc.	
Barclays Capital Inc.	
Evercore Group L.L.C.	
Jefferies LLC	
Mizuho Securities USA LLC	
KeyBanc Capital Markets Inc.	
Susquehanna Financial Group, LLLP	
Tudor, Pickering, Holt & Co. Securities, LLC	
Truist Securities, Inc.	
Citizens JMP Securities, LLC	
SMBC Nikko Securities America, Inc.	
Total	15,000,000

The Underwriting Agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option described below. The Underwriting Agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,250,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover sales by the underwriters of a greater number of shares than the total number in the table above.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $___ per share. After the initial public offering the underwriters may change the public offering price and concession.

The following table summarizes the underwriting discounts and commissions payable by us to the underwriters in connection with this offering, assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share		Total	
	Without Option	With Option	Without Option	With Option
Underwriting discounts and commissions payable by us	$	$	$	$

The expenses of this offering that have been paid or are payable by us are estimated to be approximately $4.2 million (excluding underwriting discounts and commissions). We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $20,000.

We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities

BKV CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND MEZZANINE EQUITY

(in thousands)
(Unaudited)

| | Stockholders' Equity | | | | | | Mezzanine Equity | | | |
| | Common Stock | | | Additional Paid-In Capital | Retained Earnings | Total Stock-holders' Equity | Common Stock | | Equity-based Compensation | Total Mezzanine Equity |
	Shares	Amount	Treasury				Shares	Amount		
Balance, December 31, 2023	63,873	$1,283	$(4,582)	$1,034,144	$267,368	$1,298,213	2,403	$59,988	$126,966	$186,954
Net loss	—	—	—	—	(38,585)	(38,585)	—	—	—	—
Adjustment of minority ownership puttable shares to redemption value	—	—	—	(1,548)	—	(1,548)	—	1,548	—	1,548
Adjustment of equity-based compensation to redemption value	—	—	—	(495)	—	(495)	—	—	495	495
Common stock issued upon settlement of RSUs	—	—	—	—	—	—	69	—	—	—
Equity-based compensation	—	—	—	—	—	—	—	—	1,073	1,073
Balance, March 31, 2024	63,873	$1,283	$(4,582)	$1,032,101	$228,783	$1,257,585	2,472	$61,536	$128,354	$190,070
Net loss	—	—	—	—	(59,697)	(59,697)	—	—	—	—
Adjustment of minority ownership puttable shares to redemption value	—	—	—	1,060	—	1,060	—	(1,060)	—	(1,060)
Adjustment of equity-based compensation to redemption value	—	—	—	194	—	194	—	—	(194)	(194)
Common stock issued upon settlement of RSUs	—	—	—	—	—	—	9	—	—	—
Equity-based compensation	—	—	—	—	—	—	—	—	1,072	1,072
Balance, June 30, 2024	63,873	$1,283	$(4,582)	$1,033,355	$169,086	$1,199,142	2,481	$60,476	$129,412	$189,888

The accompanying notes are an integral part of these condensed consolidated financial statements.

BKV CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND MEZZANINE EQUITY
(in thousands)
(Unaudited)

| | Stockholders' Equity | | | | | | Mezzanine Equity | | | |
| | Common Stock | | | Additional Paid-In Capital | Retained Earnings | Total Stock-holders' Equity | Common Stock | | Equity-based Compensation | Total Mezzanine Equity |
	Shares	Amount	Treasury				Shares	Amount		
Balance, December 31, 2022	56,373	$1,132	$(3,974)	$896,433	$150,450	$1,044,041	2,290	$62,712	$ 89,171	$151,883
Net income	—	—	—	—	96,162	96,162	—	—	—	—
Redemption of common stock issued upon vesting of equity-based compensation and other	—	1	(527)	659	—	133	(18)	(2)	(525)	(527)
Issuance of common stock upon vesting of equity-based compensation awards, net of shares withheld for income taxes	—	—	—	—	—	—	122	—	(2,736)	(2,736)
Adjustment of minority ownership puttable shares to redemption value	—	—	—	6,871	—	6,871	—	(6,871)	—	(6,871)
Adjustment of equity-based compensation to redemption value	—	—	—	10,346	—	10,346	—	—	(10,346)	(10,346)
Equity-based compensation	—	—	—	—	—	—	—	—	3,797	3,797
Balance, March 31, 2023	56,373	$1,133	$(4,501)	$914,309	$246,612	$1,157,553	2,394	$55,839	$ 79,361	$135,200
Net loss	—	—	—	—	(35,348)	(35,348)	—	—	—	—
Issuance of common stock upon vesting of equity-based compensation awards, net of shares withheld for income taxes	—	—	—	—	—	—	11	—	(219)	(219)
Adjustment of minority ownership puttable shares to redemption value	—	—	—	(86)	—	(86)	—	86	—	86
Adjustment of equity-based compensation to redemption value	—	—	—	(584)	—	(584)	—	—	584	584
Equity-based compensation	—	—	—	—	—	—	—	—	6,498	6,498
Balance, June 30, 2023	56,373	$1,133	$(4,501)	$913,639	$211,264	$1,121,535	2,405	$55,925	$ 86,224	$142,149

The accompanying notes are an integral part of these condensed consolidated financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by us in connection with the offering of our common stock contemplated by this registration statement. All of the fees set forth below are estimates, except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. ("FINRA") filing fee and the NYSE listing fee.

SEC registration fee	$ 53,469
FINRA filing fee	54,838
NYSE listing fees	300,000
Transfer agent and registrar fees and expenses	3,500
Printing fees and expenses	560,000
Legal fees and expenses	1,700,000
Accounting fees and expenses	478,000
Engineering expenses	146,450
Miscellaneous	903,743
Total	$4,200,000

Item 14. Indemnification of Directors and Officers.

Our certificate of incorporation will provide that directors and officers will not be liable to the Company or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors and officers, then the liability of a director or officer of the Company, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws will provide that the Company will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our certificate of incorporation will provide that we shall defend, indemnify and advance expenses to our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

In addition, we intend to enter into indemnification agreements, to be effective upon the completion of this offering, with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors and officers against certain liabilities that may arise

EXHIBIT INDEX

Exhibit Number	Description
1.1**	Form of Underwriting Agreement
2.1**+‡	Purchase and Sale Agreement, dated December 17, 2019, between Devon Energy Production Company, L.P. and BKV Barnett, LLC
2.2**+	First Amendment to Purchase and Sale Agreement, dated April 13, 2020, among Devon Energy Production Company, L.P., BKV Barnett, LLC and, solely with respect to the sections listed therein, BKV Oil & Gas Capital Partners, L.P.
2.3**+	Purchase and Sale Agreement, dated May 18, 2022, between XTO Energy Inc., Barnett Gathering, LLC, BKV North Texas, LLC and BKV Midstream, LLC
2.4**+‡	Agreement of Sale and Purchase of Membership Interests, dated May 13, 2024, between BKV Corporation and Sabre Energy Development LLC
3.1**	Amended and Restated Certificate of Incorporation of BKV Corporation, as currently in effect
3.2**	Amended and Restated Bylaws of BKV Corporation, as currently in effect
3.3**	Form of Second Amended and Restated Certificate of Incorporation of BKV Corporation, to be in effect upon completion of this offering
3.4**	Form of Second Amended and Restated Bylaws of BKV Corporation, to be in effect upon completion of this offering
3.5**	First Amendment to Amended and Restated Certificate of Incorporation of BKV Corporation, as currently in effect
4.1**	Form of Common Stock Certificate
5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered
10.1**+	Credit Agreement, dated June 16, 2022, among BKV Corporation, the lenders party thereto and Bangkok Bank Public Company Limited, New York Branch
10.2**	Amended and Restated Loan Agreement, dated June 15, 2022, between Banpu North America Corporation and BKV Corporation, in the amount of $116,000,000
10.3**	Amended and Restated Loan Agreement, dated June 15, 2022, between Banpu North America Corporation and BKV Corporation, in the amount of $75,000,000
10.4**+	Revolving Credit Agreement, dated August 24, 2022, among BKV Corporation, the lenders party thereto and Bangkok Bank Public Company Limited, New York Branch
10.5**	Form of Stockholders' Agreement to be entered into between BKV Corporation and Banpu North America Corporation
10.6**	Form of Amended and Restated Tax Sharing Agreement to be entered into between BKV Corporation and Banpu North America Corporation
10.7**†‡	BKV Corporation 2021 Long Term Incentive Plan, adopted January 1, 2021 (the "2021 Plan")
10.8**†	First Amendment to the 2021 Plan, dated November 5, 2021
10.9**†‡	Form of Time Restricted Stock Unit Award and Performance-Based Restricted Stock Unit Award Notice and Award Agreement under the 2021 Plan
10.10**†	Form of Time Restricted Stock Unit Award Notice and Award Agreement under the 2021 Plan
10.11**†	BKV Corporation 2020 Employee Stock Purchase Plan, adopted July 16, 2020
10.12**†	First Amendment to the BKV Corporation 2020 Employee Stock Purchase Plan, dated November 5, 2021

Exhibit Number	Description
10.35**	Letter Agreement Regarding Limited Waivers to Credit Agreement, dated as of June 16, 2023, among BKV Corporation, the lenders party thereto and Bangkok Bank Public Company Limited, New York Branch
10.36**	Letter Agreement Regarding Limited Waivers to Revolving Credit Agreement, dated as of June 16, 2023, among BKV Corporation, the lenders party thereto and Bangkok Bank Public Company Limited, New York Branch
10.37**	Letter Agreement Regarding Limited Waivers to Revolving Credit Agreement, dated as of July 6, 2023, among BKV Corporation, the lenders party thereto and Bangkok Bank Public Company Limited, New York Branch
10.38**	Third Amendment, dated July 18, 2023, to Credit Agreement, dated June 16, 2022 and as amended on November 11, 2022 and June 16, 2023, among BKV Corporation, the lenders party thereto and Bangkok Bank Public Company Limited, New York Branch
10.39**	Third Amendment, dated July 18, 2023, to Revolving Credit Agreement, dated August 24, 2022 and as amended on November 11, 2022 and June 16, 2023, among BKV Corporation, the lenders party thereto and Bangkok Bank Public Company Limited, New York Branch
10.40**	Fourth Amendment, dated September 29, 2023, to Credit Agreement, dated June 16, 2022 and as amended on November 11, 2022, June 16, 2023 and July 18, 2023, among BKV Corporation, the lenders party thereto and Bangkok Bank Public Company Limited, New York Branch
10.41**	Fourth Amendment, dated September 29, 2023, to Revolving Credit Agreement, dated August 24, 2022 and as amended on November 11, 2022, June 16, 2023 and July 18, 2023, among BKV Corporation, the lenders party thereto and Bangkok Bank Public Company Limited, New York Branch
10.42**†	Employment Agreement, effective October 9, 2023, between BKV Corporation and Mary Rita Valois
10.43**	Letter Agreement Regarding Limited Waivers to Revolving Credit Agreement, dated as of December 26, 2023, among BKV Corporation, the lenders party thereto and Bangkok Bank Public Company Limited, New York Branch
10.44**+	Credit Agreement dated as of June 11, 2024 among BKV Corporation, BKV Upstream Midstream, LLC, Citibank, N.A., and the Lenders party thereto
21.1**	List of Subsidiaries of BKV Corporation
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Ryder Scott Company, L.P.
23.4	Consent of Baker Botts L.L.P. (included as part of Exhibit 5.1 hereto)
24.1**	Power of Attorney (included on the signature page of the initial filing of the registration statement)
24.2**	Power of Attorney for Barry S. Turcotte
24.3**	Power of Attorney for Kirana Limpaphayom
99.5**	Ryder Scott Company, L.P., Summary of Reserves at December 31, 2021 (SEC Pricing) (Barnett Assets)
99.6**	Ryder Scott Company, L.P., Summary of Reserves at December 31, 2021 (SEC Pricing) (Chaffee Corners Assets)
99.7**	Ryder Scott Company, L.P., Summary of Reserves at December 31, 2021 (SEC Pricing) (Chelsea Assets)
99.8**	Ryder Scott Company, L.P., Summary of Reserves at December 31, 2021 (SEC Pricing) (BKV Assets)

Exhibit Number	Description
99.9**	Ryder Scott Company, L.P., Summary of Reserves at December 31, 2022 (SEC Pricing) (Barnett Assets)
99.10**	Ryder Scott Company, L.P., Summary of Reserves at December 31, 2022 (SEC Pricing) (Chaffee Corners Assets)
99.11**	Ryder Scott Company, L.P., Summary of Reserves at December 31, 2022 (SEC Pricing) (Chelsea Assets)
99.12**	Ryder Scott Company, L.P., Summary of Reserves at December 31, 2022 (SEC Pricing) (BKV Assets)
99.13**	Ryder Scott Company, L.P., Summary of Reserves at December 31, 2022 (SEC Pricing) (North Texas Assets)
99.14**	Ryder Scott Company, L.P., Summary of Reserves at December 31, 2023 (SEC Pricing) (Total Company Assets)
99.15**	Ryder Scott Company, L.P., Summary of Reserves at December 31, 2023 (NYMEX Strip Pricing) (Total Company Assets)
107	Calculation of Filing Fee Table

_____

* To be filed by amendment.

** Previously filed.

† Compensatory plan or arrangement.

+ Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

‡ Certain portions of this exhibit have been redacted pursuant to Item 601(b)(2)(ii) or Item 601(b)(10)(iv), as applicable, of Regulation S-K. The registrant agrees to furnish supplementally an unredacted copy of this exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on this [•] day of September, 2024.

BKV CORPORATION

By: /s/ Christopher P. Kalnin
Christopher P. Kalnin
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Christopher P. Kalnin Christopher P. Kalnin	Chief Executive Officer and Director (Principal Executive Officer)	September [•], 2024
* John T. Jimenez	Chief Financial Officer (Principal Financial Officer)	September [•], 2024
* Barry S. Turcotte	Chief Accounting Officer (Principal Accounting Officer)	September [•], 2024
* Chanin Vongkusolkit	Chairman of the Board	September [•], 2024
* Somruedee Chaimongkol	Director	September [•], 2024
* Joseph R. Davis	Director	September [•], 2024
* Akaraphong Dayananda	Director	September [•], 2024
* Kirana Limpaphayom	Director	September [•], 2024
* Carla S. Mashinski	Director	September [•], 2024
* Thiti Mekavichai	Director	September [•], 2024
* Charles C. Miller III	Director	September [•], 2024

Name	Title	Date
* ——————————————— Sunit S. Patel	Director	September [•], 2024
* ——————————————— Anon Sirisaengtaksin	Director	September [•], 2024
* ——————————————— Sinon Vongkusolkit	Director	September [•], 2024

*By: /s/ Christopher P. Kalnin
———————————————
Christopher P. Kalnin
Attorney-in-fact

Exhibit 107

Calculation of Filing Fee Table

Form S-1
(Form Type)

BKV Corporation
(Exact Name of Registrant as Specified in its Charter)

<u>Table 1: Newly Registered Securities</u>

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Equity	Common Stock, par value $0.01 per share	457(a)	17,250,000(1)	$ 21.00	$362,250,000(2)	$0.00014760	$ 53,468.10
Fees Previously Paid	Equity	Common Stock, par value $0.01 per share	457(o)	—	—	$100,000,000(3)	$0.00011020	$ 11,020.00
		Total Offering Amounts				$362,250,000		$ 53,468.10
		Total Fees Previously Paid						$ 11,020.00
		Total Fee Offsets						—
		Net Fee Due						$ 42,448.10

(1) Includes common stock issuable upon exercise of the underwriters' option to purchase up to 2,250,000 additional shares of common stock.
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.